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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Chromadex Corporation
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
171077100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	171077100

1	NAMES OF REPORTING PERSONS Margery Germain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		2,053,995

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		696,335

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,053,995

WITH:	8	SHARED DISPOSITIVE POWER

		696,335

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,750,330*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(*) The Reporting Person disclaims beneficial ownership of 696,335 shares held by Lucie Germain, the Reporting Person’s adult daughter.
(**) Percentage calculated on the basis of information provided by the Issuer and the Issuer’s transfer agent as of December 31, 2008.

Item 1(a).	Name of Issuer:
CHROMADEX CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:
10005 Muirlands Boulevard
Suite G, First Floor
Irvine, CA 92618

Item 2(a).	Name of Person Filing:
Margery Germain

Item 2(b).	Address of Principal Business Office or, if none, Residence:
15 Bank Street
White Plains, NY10606

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
171077100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,750,330*.

(b)	Percent of class: 9.5%**.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 2,053,995.

(ii)	Shared power to vote or to direct the vote 696,335.

(iii)	Sole power to dispose or to direct the disposition of 2,053,995.

(iv)	Shared power to dispose or to direct the disposition of 696,335.

(*)	The Reporting Person disclaims beneficial ownership of 696,335 shares held by Lucie Germain, the Reporting Person’s adult daughter.
(**)	Percentage calculated on the basis of information provided by the Issuer and the Issuer’s transfer agent as of December 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2009

Date

/s/ Margery Germain

Signature

Margery Germain

Name/Title

5